UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of November 2012

JACADA LTD.
(Translation of registrant’s name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F __

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on November 20, 2012: Leading Latin America Telecom Selects Jacada to Provide Integration and Automation of their Sales Process

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ CAROLINE CRONIN
Name	Caroline Cronin
Title	Chief Financial Officer

Dated: November 20, 2012

Leading Latin America Telecom Selects Jacada to Provide Integration and Automation of their Sales Process

Telecom Provider will use Jacada products to improve the efficiency of systems and automate manual processes

ATLANTA – Nov 20, 2012 – Jacada, Inc., a leading global provider of customer service solutions designed to improve the customer experience, today announced that it has been chosen as the solution provider for a leading Latin American Telecom provider; one of the largest telephone companies in the region. Jacada will provide data integration and desktop automation capabilities to enhance the efficiency of the Telecom provider’s enterprise software.

"We are excited to begin this relationship with such a well-proven and respected company,” states Guy Yair, Jacada Co-Chief Executive Officer. “Their selection of Jacada’s customer interaction suite confirms the advantage of our solutions for the customer service marketplace.”

The company, known for offering some of the best customer service in their industry, will be deploying Jacada’s integration and process optimization technology aimed at improving the customer experience throughout the organization’s sales centers.

Under the new agreement, Jacada will provide the enterprise customer service software and will work with a systems integrator that has a local presence in the country to deliver the solution. Jacada’s products will optimize the effectiveness of sales interactions and provide automation to ensure that the customer’s orders are transacted and fulfilled without error and in a timely fashion.

About Jacada

Jacada solutions help organizations improve their customer experiences and reduce their operational costs. Jacada enables organizations to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service solutions, agent desktops, and process optimization tools. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile or at the retail store. Jacada projects often deploy in less than six months, and our customers can often realize a complete return on investment within 12 months of deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

Contact:
A. Lee Judge
Marketing Programs Manager
Jacada
770-776-2326
ljudge@jacada.com
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